Morgan Stanley Dean Witter High Income Advantage Trust III

Item 77E			Legal Proceedings


	On August 29, 2001, a purported class action was filed on behalf of investors in Morgan Stanley High Income
Advantage Trust III alleging that the Trust, its investment advisor and certain of its officers violated the Investment Company Act of 1940 by deviating from a fundamental investment restriction by purportedly investing 25% of its assets in a single industry. The Trust, its investment advisor and officers believe the suit to be without merit and intend to vigorously contest the action.


Paraleg/NSAR/hait3-77e